

Mail Stop 3233

January 3, 2018

Via E-mail
James C. Stewart
Chief Executive Officer
MGM Growth Properties Operating Partnership LP
1980 Festival Plaza Drive, Suite #750
Las Vegas, NV 89135

> **Re: MGM Growth Properties Operating Partnership LP et al.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2017**
> **File No. 333-222220**

Dear Mr. Stewart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at (202) 551-3207 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Andy H. Chien
       Andrew Hagopian III